UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 6 June 2022

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123
("Gold Fields" or the "Company")

DEALINGS IN SECURITIES BY A DIRECTOR AND EXECUTIVE

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (the "Listings Requirements") Shareholders are advised that Mr. CI Griffith, an Executive Director and Mr. BJ Mattison, an Executive of Gold Fields, bought Gold Fields Limited shares on the open market.

Details of the transactions are set out below:

Name of executive director	**CI Griffith**
Nature of transaction	On market purchase of shares
Transaction Date	01 June 2022
Number of Shares	20 000
Class of Security	Ordinary Shares
Highest Price per Share	R153,710
Lowest Price per Share	R153.620
Weighted Average Price per Share	R153,665
Total Value	R3,074,105.68
Vesting Period	Nil
Nature of interest	Direct and Beneficial

Name of executive	**BJ Mattison**
Nature of transaction	On market purchase of shares
Transaction Date	01 June 2022
Number of Shares	4 000
Class of Security	Ordinary Shares
Highest Price per Share	R150,000
Lowest Price per Share	R149,960
Weighted Average Price per Share	R149,998
Total Value	R599,937.88
Vesting Period	Nil
Nature of interest	Direct and Beneficial

Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements.

06 June 2022
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 6 June 2022

By: /s/ C I Griffith

Name: C I Griffith
Title: Chief Executive Officer